SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Arrow Investments Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

2943 Olney Sandy Springs Road, Suite A Olney, Maryland  20832

TELEPHONE NUMBER:

(301) 260-1001

NAME AND ADDRESS OF AGENT FOR

SERVICE OF PROCESS:

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, Delaware  19808

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Olney and State of Maryland on this 23rd day of November, 2011 and attested in the City of Hauppauge and State of New York.

ATTEST:	Arrow Investments Trust

/s/Kevin Wolf	/s/Joseph Barrato
By: Kevin Wolf Treasurer	By: Joseph Barrato Trustee, President and Principal Executive Officer